FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 15, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Taiwan Stock Exchange filing entitled, “Revision of The Original Financial Forecast for 2003 (Audited)”, dated August 14, 2003.

2.	Taiwan Stock Exchange filing entitled, “1H 2003 Audited Unconsolidated Financial Statements”, dated August 14, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: August 15, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

AU Optronics Corp.
August 6, 2003
English Language Summary

Subject:	Revision of the original financial forecast for 2003 (audited)

Regulation:	Published pursuant to Article 2-31 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Content:
  Fiscal year of the financial forecast: 2003

  Date of preparation, correction, updating of the financial forecast: 2003/08/06

  Reason for preparation of the financial forecast: 1. Cumulative changes in Board of Directors reached one-third or more within the same term of the Board. 2. Within 3 years after the year of IPO; 3. Rights issue in 2002.

  Name of the reviewing CPA and date of review: Alfred S. H. Wei and Alfred Chen of KPMG Certified Public Accountants on August 11, 2003

  Date of the board of directors resolution: 2003/08/14

  Date of public announcement: 2003/08/14

  Monetary amounts of major accounting items of the balance sheet and income statement:
Balance Sheet	2003 (Original)	Unit: NTD thousand 2003 (Updated)

Current assets	$36,884,194	40,883,898
Long-term investments	2,115,589	1,986,283
Net property, plant and equipment	91,105,339	89,821,862
Intangible assets – patents	2,278,039	2,239,867
Other assets	4,781,396	4,948,490
Current liabilities	28,162,820	27,411,852
Long-term liabilities	30,330,660	24,592,209
Other liabilities	111,135	111,241
Common stock	42,702,050	43,522,062
Capital surplus	31,729,742	32,210,987
Retained earnings:	4,100,999	12,029,799
Cumulative translation adjustment	27,151	2,250
Treasury stock	-	-
Total assets	137,164,557	139,880,400
Total liability	58,604,615	52,115,302
Total stockholders’ equity	78,559,942	87,765,098
Net worth per share

Income Statement	2003 (Forecast)	2003 (Updated)

Net sales	$89,840,100	90,522,869
Cost of goods sold	80,455,539	73,046,109
Gross profit (loss)	9,384,561	17,476,760
Operating expenses:	5,712,692	5,950,072
Operating income (loss)	3,671,869	11,526,688
Non-operating income:	278,375	438,334
Non-operating expenses and losses:	1,370,244	1,456,222
Income (loss) before income tax	2,580,000	10,508,800
Income tax expense (benefit)	-	-
Net income (loss)	2,580,000	10,508,800

8.	Reason for the correction or update and monetary amount affected: ASP movements differed from the assumptions under original financial forecast.

9.	CPA review opinion (please enter: “Standard (or Adverse or Disclaimer of) Review report”; if a non-standard review report, please further enter the explanation section and the conclusion of the review opinion): Standard

10.	Any other matters that need to be specified: N/A

Item 2

Financial Statement Balance Sheet

Provided by: AU Optronics Corp	Unit: NT$ thousand

Accounting Title	2003/06/30		2002/06/30
	Amount	%	Amount	%
Assets
Current Assets
Cash and Cash Equivalents	14,926,357	11.58	25,645,028	20.25
Short-Term Investments	2,634,198	2.04	5,137,383	4.05
Accounts Receivable	7,930,734	6.15	7,149,881	5.64
Accounts Receivable – Related Parties	7,524,171	5.83	4,115,637	3.25
other financial assets–current	492,495	0.38	570,605	0.45
Inventories	6,353,502	4.93	8,284,767	6.54
Other Current Assets	1,168,429	0.90	1,310,135	1.03
Current Assets	41,029,886	31.84	52,213,436	41.24
Funds and Long-Term Investments
Long –Term Investments in Stocks	1,603,832	1.24	636,287	0.50
Long – Term Investments	1,603,832	1.24	636,287	0.50
Fixed Assets
Cost
Land	199,176	0.15	677,389	0.53
Buildings and Structures	9,970,339	7.73	10,493,783	8.28
Machinery and Equipment	79,752,430	61.89	66,149,009	52.25
Other Facilities	3,496,843	2.71	2,571,016	2.03
Fixed Assets Cost	93,418,788	72.50	79,891,197	63.10
Accumulated Depreciation	-31,624,723	-24.54	-19,946,254	-15.75
construction in process and prepayment for equipments	16,385,795	12.71	7,399,608	5.84
Fixed Assets (Net)	78,179,860	60.67	67,344,551	53.19

Intangible
Patents	2,829,421	2.19	2,826,694	2.23
Intangible Assets	2,829,421	2.19	2,826,694	2.23
Other Assets
Assets Rented Out	1,569,164	1.21	0	0.00
Idled Assets	38,714	0.03	49,209	0.03
Guarantee Deposits Paid	924,018	0.71	896,382	0.70
Deferred Charges	704,922	0.54	585,345	0.46
deferred tax assets-noncurrent	1,936,330	1.50	1,984,277	1.56
Other Assets – Other	29,200	0.02	58,200	0.04
Other Assets	5,202,348	4.03	3,573,413	2.82
Assets	128,845,347	100.00	126,594,381	100.00

Liabilities and Stockholders' Equity
Current Liabilities
Accounts Payable	9,304,143	7.22	11,069,759	8.74
Accounts Payable – Related Parties	4,081,404	3.16	842,583	0.66
Accrued Expenses	3,893,970	3.02	2,262,545	1.78
Other Payables	2,376,139	1.84	941,814	0.74
Long-Term Liabilities – Current Portion	9,485,678	7.36	6,862,110	5.42
Current Liabilities	29,141,334	22.61	21,978,811	17.36
Long-Term Liabilities
Bonds Payable	1,767,052	1.37	3,529,568	2.78
Long-Term Borrowings	18,990,265	14.73	23,892,911	18.87
Non current interest-bearing liabilities	20,757,317	16.11	27,422,479	21.66
Reserves
Other Liabilities
Other Liabilities	134,489	0.10	90,384	0.07
Liabilities	50,033,140	38.83	49,491,674	39.09

Stockholders' Equity

Common Stock	40,258,337	31.24	39,763,971	31.41
Certificates of Bond-to-Stock Conversion	5,190	0.00	2,088	0.00
Stock Dividend to be Distributed	2,440,549	1.89	0	0.00
Capital Surplus
Additional Paid-In Capital	28,348,457	22.00	28,040,229	22.14
Capital Surplus – Net Assets from Merger	3,382,567	2.62	3,382,567	2.67
Capital Surplus	31,731,024	24.62	31,422,796	24.82
Retained Earnings
Legal Reserve	602,267	0.46	0	0.00
Unappropriated Retained Earnings	4,023,571	3.12	5,929,938	4.68
Retained Earnings	4,625,838	3.59	5,929,938	4.68
Cumulative Translation Adjustments	2,250	0.00	-16,086	-0.01
Treasury Stock	-250,981	-0.19	0	0.00
Stockholders‘ Equity	78,812,207	61.16	77,102,707	60.90

Financial Statement Income Statement

Provided by: AU Optronics Corp	Unit: NT$ thousand

Accounting Title	2003/06/30		2002/06/30
	Amount	%	Amount	%
Sales	39,426,174.00	100.59	42,513,767.00	100.22
Sales Discounts and Allowances	235,064.00	0.59	93,599.00	0.22
Sales	39,191,110.00	100.00	42,420,168.00	100.00
Operating Income	39,191,110.00	100.00	42,420,168.00	100.00
Operating Costs	33,077,959.00	84.40	33,168,673.00	78.19
Gross Profit (Loss) from Operations	6,113,151.00	15.59	9,251,495.00	21.80
Selling Expense	370,726.00	0.94	272,641.00	0.64
General and Administrative Expenses	1,059,859.00	2.70	669,748.00	1.57
Research and Development Expenses	1,335,707.00	3.40	1,065,502.00	2.51
Operating Expenses	2,766,292.00	7.05	2,007,891.00	4.73
Operating Income (Loss)	3,346,859.00	8.53	7,243,604.00	17.07
Non-Operating I ncome

Interest Income	93,796.00	0.23	70,500.00	0.16
Investment Income	77,521.00	0.19	0.00	0.00
Gains on Sale of Investments	0.00	0.00	34,213.00	0.08
Gains on Exchange	41,263.00	0.10	0.00	0.00
Gains on Market Price Recovery of Short-Term
	118,499.00	0.30	0.00	0.00
Investments
Miscellaneous Income	95,904.00	0.24	39,940.00	0.09
Non operating revenues and gains	426,983.00	1.08	144,653.00	0.34
Non-Operating Expenses
Interest Expense	432,233.00	1.10	658,040.00	1.55
losses on equity method investments	0.00	0.00	122,439.00	0.28
other investments losses	0.00	0.00	523,743.00	1.23
Investment Losses	0.00	0.00	646,182.00	1.52
Losses on Sale of Investments	117,688.00	0.30	0.00	0.00
Losses on Exchange	0.00	0.00	143,105.00	0.33
Miscellaneous Disbursements	119,082.00	0.30	10,964.00	0.02
Non operating expenses and losses	669,003.00	1.70	1,458,291.00	3.43
Income from Continuing Operations before Income Tax	3,104,839.00	7.92	5,929,966.00	13.97
income tax expense(benefit)	0.00	0.00	28.00	0.00
Income from Continuing Operations	3,104,839.00	7.92	5,929,938.00	13.97
Income (Loss) from Discontinued Operation
Net Income (Loss)	3,104,839.00	7.92	5,929,938.00	13.97
Primary Earnings per Share
Earnings per Share of Common stock	0.73	0.00	1.81	0.00
Full-diluted Earnings per Share
Full-diluted Earnings per Share	0.72	0.00	1.64	0.00